SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SCICLONE PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

80862K104
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1902 Downey Street
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

John Owen Gwathmey, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

September 25, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box  ☐

Page 1 of 8 pages

CUSIP No. 80862K104	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 322,500 8. SHARED VOTING POWER 2,730,700* 9. SOLE DISPOSITIVE POWER 322,500 10. SHARED DISPOSITIVE POWER 2,730,700*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,053,200*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%

14.	TYPE OF REPORTING PERSON IN

*
The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person.

CUSIP No. 80862K104	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk (2000) Limited Partnership I.R.S. Identificaiton No.: 51-0404163

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 2,000,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 2,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

14.	TYPE OF REPORTING PERSON OO—limited partnership

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 7, 2002 and filed on June 12, 2002 (the “Original Schedule 13D”), relating to the common stock, no par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a California corporation (the “Issuer”). Mr. Randal J. Kirk, a citizen of the United States (“Mr. Kirk”), and Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“Kirk 2000” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons. As described in this statement, certain shares of Common Stock included in this statement are directly beneficially owned by Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk, and RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk. Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person.

Item 2.    Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

“(a)-(c), (f) This statement is being filed on behalf of Randal J. Kirk, a citizen of the United States (“Mr. Kirk”), and Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership that is controlled by Mr. Kirk (“Kirk 2000” and, together with Mr. Kirk, the “Reporting Persons”). Mr. Kirk’s principal occupation is investor, and his business address is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Kirk 2000 manages the investments and property owned by the limited partnership. The address of Kirk 2000’s principal business and office is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. The managing general partner of Kirk 2000 is Mr. Kirk, and the corporate general partner of Kirk 2000 is Lotus Capital (2000) Company, Inc., a Delaware corporation (“Lotus Capital”). The name, address and present principal occupation of each of the directors and executive officers of Lotus Capital are set forth in Appendix A attached hereto. Except as provided in Appendix A attached hereto, each director and executive officer of Lotus Capital is a citizen of the United States.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the directors or executive officers of Lotus Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

Page 4 of 8 Pages

“Mr. Kirk used approximately $1,598,215 of personal funds to purchase the shares of Common Stock reported as being directly beneficially owned by him in Item 5(a) hereof. Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“Kirkfield”), used approximately $1,642,924 of working capital to purchase 410,000 of the shares of Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof. New River Management Company, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“NRMC”), used approximately $1,785,364 of working capital to purchase 267,500 of the shares of Common Stock reported as being directly beneficially owned by Kirkfield in Item 5(a) hereof. NRMC transferred these shares to Kirkfield on February 15, 2002. Kirk 2000 used approximately $4,649,177 of working capital to purchase 1,000,000 of the shares of Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof. RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”), used approximately $2,600,000 of working capital to purchase 1,000,000 of the shares of Common Stock reported as being directly beneficially owned by Kirk 2000 in Item 5(a) hereof. RJK transferred these shares to Kirk 2000 on September 25, 2002. RJK used approximately $106,633 of working capital to purchase the shares of Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof.”

Item 4.    Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

“The Reporting Persons’ purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in the following paragraph. The Reporting Persons from time to time intend to review their continuing investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Although the Reporting Persons have no immediate intention to influence or direct the Issuer’s affairs, modify its corporate structure or interfere with the business decisions of its management, the Reporting Persons are interested in communicating from time to time with the Issuer’s board of directors and/or management to discuss potential strategic and business opportunities.

Except as set forth above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the directors or executive officers of Lotus Capital has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary

Page 5 of 8 pages

corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.”

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 3,053,200 shares, representing 8.3% of the 36,854,055 shares of Common Stock outstanding as reported by the Issuer on August 14, 2002 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the most recent available filing by the Issuer with the Securities and Exchange Commission that includes the number of shares of Common Stock outstanding). Mr. Kirk directly beneficially owns 322,500 shares of Common Stock to which this statement relates, and Kirk 2000 directly beneficially owns 2,000,000 shares of Common Stock to which this statement relates. Kirkfield and RJK directly beneficially own 677,500 and 53,200 shares of Common Stock, respectively, to which this statement relates. Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such Reporting Person. The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by such Reporting Person.”

Item 5(b) of the Original Schedule 13D is amended and restated in its entirety as follows:

“(b) Mr. Kirk has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock reported as being directly beneficially owned by him in Item 5(a) hereof. With respect to the shares of Common Stock reported as being directly beneficially owned by Kirk 2000, Kirkfield and RJK in Item 5(a) hereof, Mr. Kirk has, together with each such entity, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of such shares of Common Stock.”

Item 5(c) of the Original Schedule 13D is amended and supplemented as follows:

“The only transaction in shares of Common Stock effected during the past 60 days by the Reporting Persons, any of the entities controlled by Mr. Kirk named Item 5(a) hereof and, to the

Page 6 of 8 Pages

best of the Reporting Persons’ knowledge, any of the directors or executive officers of Lotus Capital was the transfer of 1,000,000 shares of Common Stock by RJK to Kirk 2000 on September 25, 2002.

The following table lists all transactions in shares of Common Stock by the Reporting Persons, any of the entities controlled by Mr. Kirk named Item 5(a) hereof and, to the best of the Reporting Persons’ knowledge, any of the directors or executive officers of Lotus Capital that were effected during the period from June 12, 2002, the date on which this statement was originally filed with the Securities and Exchange Commission, through October 1, 2002 (other than the transfer of 1,000,000 shares of Common Stock by RJK to Kirk 2000 on September 25, 2002). Unless otherwise indicated, all such transactions were effected on the Nasdaq National Market System.

Reporting Person	Date	Shares Purchased (Sold)	Average Price Per Share*
Mr. Kirk (RJK)	6/28/02	50,000	$1.99
Mr. Kirk (RJK)	7/2/02	3,200	$2.00

*	Price excludes commission.”

Item 7.     Material to be Filed as Exhibits.

The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

Exhibit 99.1	Joint Filing Agreement, dated as of September 25, 2002, by and between Randal J. Kirk and Randal J. Kirk (2000) Limited Partnership.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2002	/s/ Randal J. Kirk
Randal J. Kirk

Date: September 25, 2002	RANDAL J. KIRK (2000) LIMITED PARTNERSHIP

	By:	LOTUS CAPITAL (2000) COMPANY, INC.

By:	/s/ RANDAL J. KIRK
Randal J. Kirk President

Page 8 of 8 Pages

Appendix A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF LOTUS CAPITAL (2000) COMPANY, INC.

The following tables set forth the name, business address, principal occupation and material positions held within the past five years of each director and executive officer of Lotus Capital (2000) Company, Inc. Each person has a business address at c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141 and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.

Name and Citizenship	Office(s)	Principal Occupation or Employment During the Last Five Years
Randal J. Kirk	President and Director (since 2000)
Chairman, New River Pharmaceuticals Inc. (formerly Lotus Biochemical Corporation) (since 1996); Manager, New River Management Company, L.L.C. (since 1996); Managing Director, Third Security, LLC (since 1999); Director, Third Security Management Corporation (since December 2001); Director, Howe and Rusling, Inc. (since December 2001); Chairman, Group Practice Services Incorporated (formerly Clinical Chemistry Holdings, Inc.) (since 1999); Manager, SFR, LLC (since 1998); Chairman, Biological & Popular Culture LLC (formerly Biological & Popular Culture Inc. and Biopop Integration Group, Inc.) (since 1999); Manager, Zhong Mei, L.L.C. (since 1999); Manager, RJK, L.L.C. (since 1994); Manager, Kirkfield, L.L.C. (since 1994); Joint Account Holder, Kirk Family Investment Plan (since 1998); former Chairman, General Injectables & Vaccines, Inc. (1994-1998); former Chairman and CEO, Biological & Popular Culture, Inc. (1995 to 1998)

Franklin Montgomery 1270 Avenue of the Americas, Ste. 2011 New York, NY 10020	Secretary and Director (since 2000)	Attorney

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of September 25, 2002, by and between Randal J. Kirk and Randal J. Kirk (2000) Limited Partnership.